4
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0001008202
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Insight Enterprises, Inc.
  932696
  <IRS-NUMBER>86-0766246
</SUBJECT-COMPANY>
<PERIOD>04/17/03
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   CROWN, TIM
   1305 W. Auto Drive


   Tempe, AZ  85284
2. Issuer Name and Ticker or Trading Symbol
   Insight Enterprises, Inc. (NSIT)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   4/17/03
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     50,000         I  by Trust
Common Stock                                                                                     1,014,257      D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $16.1875        04/17/03       D                          177,671                       01/02/11
(right to buy)
Non-Qualified Stock Option     $16.9167        04/17/03       D                          75,000                        07/01/09
(right to buy)
Non-Qualified Stock Option     $19.9167        04/17/03       D                          37,500                        10/08/09
(right to buy)
Non-Qualified Stock Option     $21.1040        04/17/03       D                          30,000                        10/01/09
(right to buy)
Non-Qualified Stock Option     $21.3333        04/17/03       D                          37,500                        11/19/09
(right to buy)
Non-Qualified Stock Option     $22.6667        04/17/03       D                          225,000                       02/03/10
(right to buy)
Non-Qualified Stock Option     $23.0000        04/17/03       D                          112,500                       01/04/10
(right to buy)
Non-Qualified Stock Option     $23.0000        04/17/03       D                          7,500                         01/04/10
(right to buy)
Non-Qualified Stock Option     $27.1710        04/17/03       D                          250,000                       05/10/07
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     04/17/03  Common Stock                   177,671       (1)         0             D   Direct
(right to buy)
Non-Qualified Stock Option     04/17/03  Common Stock                   75,000        (1)         0             D   Direct
(right to buy)
Non-Qualified Stock Option     04/17/03  Common Stock                   37,500        (1)         0             D   Direct
(right to buy)
Non-Qualified Stock Option     04/17/03  Common Stock                   30,000        (1)         0             D   Direct
(right to buy)
Non-Qualified Stock Option     04/17/03  Common Stock                   37,500        (1)         0             D   Direct
(right to buy)
Non-Qualified Stock Option     04/17/03  Common Stock                   225,000       (1)         0             D   Direct
(right to buy)
Non-Qualified Stock Option     04/17/03  Common Stock                   112,500       (1)                       D   Direct
(right to buy)
Non-Qualified Stock Option     04/17/03  Common Stock                   7,500         (1)         0             D   Direct
(right to buy)
Non-Qualified Stock Option     04/17/03  Common Stock                   250,000       (1)         0             D   Direct
(right to buy)

Explanation of Responses:

(1)
On April 17, 2003, Tim Crown tendered to the issuer, for cancellation, nine option grants made between July 1, 1999 and May 10, 2002
, representing in the aggregate 952,671 options.  In exchange he received $.001 per option for a total of $952.67.

SIGNATURE OF REPORTING PERSON
/S/ CROWN, TIM
DATE 04/17/03